NEWS RELEASE

Richmont Mines Inc., 1 Place-Ville-Marie, Suite 2130, Montreal, QC H3B 2C6 Canada

IMMEDIATE RELEASE

RICHMONT MINES REPORTS GOLD SALES MORE THAN DOUBLE IN 2008 FOURTH QUARTER

  Fourth quarter gold sales of 22,116 ounces;

  Total gold sales in 2008 were 70,945 ounces; total production reaches 73,577 ounces;

  Strong balance sheet: cash balance at December 31, 2008 of approximately $26 million with no long-term debt and only 26.1 million shares outstanding.

MONTREAL, Quebec, Canada, January 22, 2009 - Richmont Mines Inc. (TSX/NYSE-A: RIC) a gold exploration, development and production company with operations in Canada, today announced preliminary gold production and sales for the fourth quarter and full year 2008. Complete production data and financial results will be available on February 26, 2009. During the fourth quarter of 2008, Richmont sold 22,116 ounces of gold, more than double the 10,949 ounces of gold sold in the fourth quarter of 2007.

For the full year 2008, the Company sold 70,945 ounces of gold, compared with 46,193 ounces during 2007, an increase of 54%. Gold production in 2008 was 73,577 ounces, 62% above 2007 production of 45,304 ounces.

	Q4-2008		2008		Q4-2007		2007
	Ounces of gold		Ounces of gold		Ounces of gold		Ounces of gold
	Sales	Production	Sales	Production	Sales	Production	Sales	Production
Island Gold	13,915	12,850	38,037	39,224	7,302	7,348	7,302	7,348
Beaufor	8,201	7,628	32,908	34,353	3,613	3,805	26,182	26,204
East Amphi	-	-	-	-	34	34	12,709	11,752

Total	22,116	20,478	70,945	73,577	10,949	11,187	46,193	45,304

The Island Gold Mine sold 13,915 ounces of gold during the fourth quarter of 2008 and 38,037 ounces for the 2008 full year. Gold production at Island Gold was 12,850 ounces for the fourth quarter 2008 and 39,224 ounces for the year. Island Gold commenced commercial production during the fourth quarter of 2007 and 7,302 ounces of gold were sold and 7,348 ounces of gold were produced during this quarter.

Beaufor Mine sales and production for the fourth quarter of 2008 were 8,201 and 7,628 ounces, respectively, compared with 3,613 and 3,805 ounces in the 2007 quarter. For the year, sales and production from the Beaufor Mine were 32,908 and 34,353 ounces, respectively, compared with 26,182 and 26,204 ounces in 2007.

Mr. Martin Rivard, President and CEO of Richmont Mines, commented, "Continued strong production from the Beaufor Mine combined with measurably improving results from Island Gold resulted in notably better production results for both the fourth quarter and year. At Island Gold, we have made consistent progress with an improved management team combined with greater availability of experienced miners and were able to achieve our goal of producing in excess of 10,000 ounces per quarter. As a result, we would expect to continue at this rate in 2009 and produce 45,000 to 50,000 ounces of gold. Combined with Beaufor’s expected production of 25,000 to 30,000 ounces of gold, total production in 2009 could be in the range of 70,000 to 80,000 ounces of gold."

He noted, "We plan to review financial and operating results in-depth in our fourth quarter earnings release, which we expect to issue on February 26, 2009."

RICHMONT MINES REPORTS GOLD SALES MORE THAN DOUBLE IN 2008 FOURTH QUARTER
January 22, 2009

Richmont Mines recently announced the completion of its acquisition of Patricia Mining Corp. After the acquisition, the company has 26.1 million common shares outstanding, and its cash balance at December 31, 2008 was approximately $26 million. The Company continues to have a strong balance sheet with no long-term debt.

Martin Rivard
President and Chief Executive Officer

About Richmont Mines Inc.
Richmont Mines produces gold from its operations in Canada and has extensive experience in gold exploration, development and mining. Since it began production in 1991, the Company has produced more than one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont Mines' strategy is to cost effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base. Richmont routinely posts news and other important information on its website at: www.richmont-mines.com.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. Richmont Mines undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

James Culligan	Ticker symbol: RIC
Investor Relations	Listings: TSX – NYSE Alternext US
Kei Advisors LLC	Web Site: www.richmont-mines.com
Phone: (716) 843-3874
E-mail: jculligan@keiadvisors.com